

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Manu Ohri
Chief Financial Officer
GT Biopharma, Inc.
8000 Marina Blvd., Suite 100
Brisbane, CA 94005

>　**Re: GT Biopharma, Inc.**
>　　**Registration Statement on Form S-3**
>　　**Filed October 13, 2022**
>　　**File No. 333-267870**

Dear Manu Ohri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

>　Sincerely,
>
>　Division of Corporation Finance
>　Office of Life Sciences

cc:　　Roger Bivans